希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : wyung@hysan.com.hk

06013681

Our Ref : SEC/TW/USSEC/L106-06
Your Ref :

10 May 2006

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish the document(s) listed below pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

1.	**Announcement**	–	**Final dividend for the year ended 31 December 2005** **Option to receive shares in lieu of cash dividend** **Calculation of market value**
2.	**Announcement**	–	**Poll results at the Annual General Meeting 2006**

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

Terese Wong
Head of Legal & Secretarial Services

Enc.

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2005
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND
CALCULATION OF MARKET VALUE

At the Annual General Meeting of shareholders of Hysan Development Company Limited (the "Company") held on 9 May 2006, an ordinary resolution had been passed to declare a final dividend of HK35 cents per ordinary share ("Share(s)") in the capital of the Company, payable to shareholders whose names appeared on the Register of Members on that day. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each ("New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$23.26, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the five consecutive Stock Exchange dealing days commencing on Tuesday, 2 May 2006 (the first day the Shares traded ex dividend).

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 9 May 2006 x HK35 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$23.26)}} = \text{maximum number of New Shares (rounded down to the nearest whole number)}$$

Fractions of New Shares will not be allotted to shareholders and entitlements to Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

Application has been made to the Stock Exchange for listing of, and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with an election form, will be sent to eligible shareholders on or about Tuesday, 16 May 2006. Shareholders with registered addresses in the United States of America or any of its territories or possessions or Canada will be excluded from receiving the form of election and will only receive the final dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election and return it to the Share Registrars and Transfer office of the Company, Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Monday, 5 June 2006. Shareholders who wish to receive the whole of the final dividend in cash should NOT complete the form of election. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about Friday, 9 June 2006 on which dealings of the New Shares will commence (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company). The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the final dividend for the year ended 31 December 2005.

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee, Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 9 May 2006

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Poll Results at the Annual General Meeting 2006

At the Annual General Meeting of shareholders of Hysan Development Company Limited (the "Company") held on 9 May 2006 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting dated 31 March 2006.

As at the date of the AGM, the total number of shares entitling the holders to attend and vote for or against all resolutions is 1,053,389,108. There were no restrictions on shareholders to cast votes on the proposed resolutions at the AGM.

All resolutions were approved by shareholders and the poll results were as follows:

		No. of Votes (%)	
Ordinary Resolutions		**For**	**Against**
1.	To receive and consider the Statement of Accounts for the year ended 31 December 2005 and the Reports of the Directors and Auditors thereon.	670,122,419 (100.0000%)	0 (0.0000%)
2.	To declare a final dividend (together with a scrip alternative) for the year ended 31 December 2005.	675,996,571 (99.9828%)	116,000 (0.0172%)
3.	i) To re-elect Mr. Peter Ting Chang Lee as Director	627,721,630 (98.9633%)	6,575,538 (1.0367%)
	ii) To re-elect Sir David Akers-Jones as Director	634,101,033 (99.9715%)	180,911 (0.0285%)
	iii) To re-elect Mr. Hans Michael Jebsen as Director	632,444,247 (99.7139%)	1,814,645 (0.2861%)
	iv) To re-elect Mr. Chien Lee as Director	624,611,707 (98.4753%)	9,671,160 (1.5247%)
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company at a fee to be agreed by the Directors.	674,899,274 (99.8236%)	1,192,334 (0.1764%)
5.	To give Directors a general mandate (where the shares are to be allotted wholly for cash, up to 10% of issued share capital, and in any event up to 20% of issued share capital) to issue and dispose of additional shares in the Company.	510,767,600 (75.7686%)	163,347,756 (24.2314%)
6.	To give Directors a general mandate (up to 10% of issued share capital) to repurchase shares in the Company.	675,464,486 (99.9144%)	578,900 (0.0856%)
7.	To give Directors a general mandate to issue and dispose of additional shares pursuant to Resolution numbered 5, not exceeding the amount of share repurchased in Resolution numbered 6.	667,492,279 (98.7200%)	8,654,900 (1.2800%)
Special Resolution			
8.	To approve the amendments to the Articles of Association.	673,797,229 (99.6966%)	2,050,485 (0.3034%)

The poll results were subject to scrutiny by Messrs. Deloitte Touche Tohmatsu, Certified Public Accountants (Practising), whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by Standard Registrars Limited to poll forms collected and provided by Standard Registrars Limited to Messrs. Deloitte Touche Tohmatsu. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee, Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 9 May 2006